FactorShares Trust
One Penn Plaza, 36th Floor
New York, NY 10119

November 20, 2012

VIA EDGAR

Mr. Dominic Minore
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
FactorShares Trust (the “Trust”)
File Nos. 333-182274 and 811-22310

Request for Acceleration of the Effective Date of Pre-Effective Amendment No. 2
to the Trust’s Registration Statement on Form N-1A as Filed on November 20, 2012

Dear Mr. Minore:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on Wednesday, November 21, 2012, or as soon thereafter as practicable.

In connection with this request, Quasar Distributors, LLC, the underwriter for the Trust, has also signed this letter requesting acceleration.

Very truly yours,

FactorShares Trust		Quasar Distributors, LLC

	/s/Samuel Masucci, III		/s/ James R. Schoenike
By:	Samuel Masucci, III	By:	James R. Schoenike
Title:	President	Title:	President